UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38997

RAPT Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

561 Eccles Avenue

South San Francisco, California 94080

Tel: (650) 489-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

Pursuant to an Agreement and Plan of Merger, dated as of January 19, 2026, by and among RAPT Therapeutics, Inc., a Delaware corporation (“Company”), GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), Redrose Acquisition Co., a Delaware corporation (“Merger Sub”), and solely for the purposes set forth therein, GSK plc, a public limited company organized under the laws of England and Wales, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, RAPT Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 18, 2026

RAPT THERAPEUTICS, INC.

By:	/s/ Justin Huang
Name:	Justin Huang
Title:	President and Secretary